SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

STATE AUTO FINANCIAL CORPORATION

(Name of Issuer)

Gregory M. Shepard

(Names of Filing Persons)

Common Shares

(Title of Class of Securities)

85570710500

(CUSIP Number of Class of Securities)

Gregory M. Shepard

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

(Name, address and telephone number of persons

authorized to receive notices and

communications on behalf of person(s) filing statement)

May 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 85570710500

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of reporting person. Gregory M. Shepard

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,000,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 1,000,000 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.55%

14.	Type of Reporting Person IN

CUSIP No. 85570710500

This Amendment No. 8 to Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of updating Item 5 hereof with respect to his shares of common stock, no par value (“Shares”) of State Auto Financial Corporation (“STFC”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to add the following:

On May 10, 2004, Shepard sold 1,000,000 STFC Shares in a private transaction for $13.00 per share in cash to an entity owned by Carl Icahn.

SCHEDULE 13D

SIGNATURE PAGE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 11, 2004

/s/ GREGORY M. SHEPARD

Gregory M. Shepard